Exhibit 99.1

Kroger Co. Adopts Westport iCE PACK™ LNG Tank System for Sustainability and Savings

~ Grocery Retailer Announces Program at ACT Expo ~

VANCOUVER, May 6, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced it is working in cooperation with Kroger, one of the world's largest retailers with over 2,600 supermarkets in the US, to meet their industry-leading environmental sustainability goals.

"The Kroger Company has a strong commitment to finding energy efficient solutions for business operations, and to reducing our carbon footprint," says Ashley White, Logistics Sustainability Manager at The Kroger Co. "Adopting liquefied natural gas for transportation with the Westport iCE PACK™ LNG Tank System makes both environmental and economic sense."

Kroger has placed an order for 40 Westport iCE PACK systems to be integrated onto their Freightliner natural gas trucks, which will also feature the Cummins Westport ISX12 G engine. All 40 trucks will be delivered to Kroger by the end of summer 2014 to support their corporate goal to improve fleet efficiency by increasing miles per gallon and load capacity.  The supermarket chain is implementing their first pilot program of the Westport iCE PACK systems at one of their Los Angeles distribution centers.

"Westport  iCE PACK™ provides Kroger's natural gas trucking fleet with a cost-effective way to help meet their sustainability goals," said Mark Aubry, Vice President, Sales and Marketing of Westport. "As one of our first customers of iCE PACK, our latest technology for fleets running on LNG, Kroger clearly demonstrates their leadership in identifying new solutions that help continuously improve their fleet efficiency."

The Westport iCE PACK system is the leading LNG tank system for natural gas trucking fleets that uses clean burning, domestic LNG which costs an average of $1.50 per diesel gallon equivalent (DGE) less than diesel. Utilizing Westport's most advanced technology, iCE PACK is the only LNG tank system in North America that operates on cold or warm LNG making it convenient for fleets to fuel at an increasing number of LNG stations across North America. The use of cold LNG results in the highest energy density fuel storage available for class 8 trucking with the added benefit of diesel-like fueling experience for efficient on-road trucking needs.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom. visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing and delivery of the iCE PACK systems and referenced Freightliner trucks,  demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 13:29e 06-MAY-14